Exhibit 99.1

Sohu’s Majority-Owned Subsidiary Changyou

Announces Special Cash Dividend of US$9.40 per Changyou ADS

BEIJING, April 29, 2019 –Sohu.com Limited (NASDAQ: SOHU) (“Sohu”), China’s leading online media, video, search and gaming business group, today reported that on April 29, 2019, Changyou.com Limited (NASDAQ: CYOU) (“Changyou”), Sohu’s majority-owned online game subsidiary, announced that Changyou’s board of directors (the “Changyou Board”) has declared a special cash dividend of US$4.70 per Changyou Class A ordinary or Class B ordinary share, or US$9.40 per American depositary share (“Changyou ADS”), each of which represents two Changyou Class A ordinary shares. The aggregate amount of the special cash dividend will be approximately US$503 million.

The Changyou Board has set May 15, 2019 as the date on which holders of record of Changyou Class A ordinary shares and Class B ordinary shares will be entitled to the dividend. In view of the amount of the dividend per Changyou ADS in relation to recent trading prices of the Changyou ADSs on NASDAQ, however, Changyou expects that applicable NASDAQ rules will require holders of Changyou ADSs to hold their Changyou ADSs as of no later than the end of the trading day before the ex-dividend date in order to be entitled to receive the dividend. Changyou expects the ex-dividend date to be no later than June 30, 2019. Once the ex-dividend date for the special cash dividend has been determined, Changyou will issue an additional press release announcing the ex-dividend date.

The amount of the dividend payable to Sohu is expected to be approximately $337 million. Sohu does not expect to pay any of such dividend to its shareholders or holders of Sohu American depositary shares, as the proceeds will be used to support Sohu’s operations.

For more information about the special Changyou dividend, please refer to Changyou’s separate announcement.

About Sohu

Sohu.com Limited (NASDAQ: SOHU) is China’s premier online brand and indispensable to the daily life of millions of Chinese, providing a network of web properties and community based/web 2.0 products which offer the vast Sohu user community a broad array of choices regarding information, entertainment and communication. Sohu has built one of the most comprehensive matrices of Chinese language web properties and proprietary search engines, consisting of the mass portal and leading online media destination www.sohu.com; interactive search engine www.sogou.com; developer and operator of online games www.changyou.com/en/ and leading online video website tv.sohu.com.

Sohu’s corporate services consist of online brand advertising on Sohu’s matrix of websites as well as bid listing and home page on its in-house developed search directory and engine. Sohu also provides multiple news and information services on mobile platforms, including Sohu News App and the mobile news portal m.sohu.com. Sohu’s online game subsidiary, Changyou.com (NASDAQ: CYOU) develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a leading game information portal in China. Sohu’s online search subsidiary Sogou (NYSE: SOGO) has grown to become the second largest search engine by mobile queries in China. It also owns and operates Sogou Input Method, the largest Chinese language input software. Sohu.com, established by Dr. Charles Zhang, one of China’s internet pioneers, is in its twenty-third year of operation.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

2